SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 10, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

Announcement of LM Ericsson Telephone company, dated February 10, 2005, regarding Ericsson’s Board of Directors proposing a Long Term Incentive Plan 2005 for all employees.

Ericsson Press Releases

Ericsson’s Board of Directors proposes a Long Term Incentive Plan 2005 for all employees

Date: Thursday, February 10 2005

The Ericsson Board of directors has decided to present a Long Term Incentive Plan 2005 (“LTI 2005”) at its annual general meeting of shareholders. The LTI 2005 is based upon the same principles as the Stock Purchase Plan 2003, which covered all employees and was supplemented by the Long Term Incentive Plan 2004 for key contributors and senior management.

The Board of Ericsson is convinced that the continuation of long-term incentive programs is essential to retain and in the future recruit key personnel and to develop conditions for the company’s future development and creation of value. The proposed LTI 2005 is designed to offer an incentive for all Ericsson’s employees to participate in their company, to give recognition as a method of retention to critical employees and to focus selected top management on driving earnings and provide competitive compensation based on Swedish practice.

The LTI 2005 comprises three parts:

1. The Stock Purchase Plan for all employees, under which participants invest in Ericsson shares during a 12 months period and after three years of holding are matched with one share for each one purchased (1+1).

2. The Key Contributor Program for up to 5,000 key contributors (approximately 10 percent of the total number of Ericsson employees), under which selected participants in the Stock Purchase Plan receive one extra matching share for each one purchased, totally two matching shares (1 + 1 + 1).

3. The Performance Matching Program for up to 220 senior managers, under which up to 170 selected senior managers can receive up to four extra matching shares for each one purchased (1 + 1 + 0-4), and up to 50 top senior managers up to six extra matching shares (1 + 1 + 0-6), totally up to five or seven matching shares, depending on the outcome of the performance target. Maximum matching shares will be allocated if the average annual growth of Earnings Per Share (EPS) between 1 July 2005 and 30 June 2008 is at or above 12 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 3 percent.

Transfer of own shares: In order to implement the LTI 2005, the Board of Directors has also decided to present to the annual general meeting of shareholders a proposal on transfer of own shares. Not more than 39,300,000 B-shares shall be transferred free of consideration to employees covered by the terms of the Long Term Incentive Plan 2005. However, of these shares it shall be possible to transfer, before the annual general meeting of shareholders in 2006, no more than 7,800,000 B-shares at Stockholmsbörsen (the Stockholm Stock Exchange) at a price within the, at each time registered, price interval for the share, in order to cover inter alia social security payments.

In Dilution and costs: In order to implement the LTI 2005 a total of 39,300,000 B shares are required, corresponding to approximately 0.24 percent of the total number of outstanding shares. As per 31 December 2004, Ericsson held 299,715,117 own shares. The total effect on the income statement is estimated to range between SEK 600 million and SEK 1,100 million unevenly distributed over the years 2005 – 2009.

The complete proposal of the Board of Directors will be available on Ericsson’s website, www.ericsson.com, latest as from 23 March 2005.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Media

Peter Olofsson,

Media Relations Communications

Phone: +46 8 719 18 80; +46 8 719 6992

E-mail: mailto:press.relations@ericsson.com?Subject=Re:

Investors

Lotta Lundin,

Investor Relations Communications

Phone: +46 8 719 0000

E-mail: mailto:investor.relations@ericsson.com?Subject=Re:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: February 10, 2005